Exhibit 99.1

Cogo Group, Inc. First Quarter 2013 Preliminary Results: Highest Ever First Quarter Revenue

•	Unaudited revenue in the first quarter ended March 31, 2013, was approximately $182.4 million.

SHENZHEN, China, May 15, 2013 - Cogo Group, Inc. (“Cogo” or the “Company”) (Nasdaq: COGO), a leading gateway for global semiconductor companies to access the industrial and technology sectors in China, today announced its preliminary unaudited financial results for the quarter ended March 31, 2013.

Revenue in the first quarter was approximately $182.4 million, compared to $169.3 million reported in the first quarter of 2012. Gross margin for the first quarter was between 6.2% and 6.7%.

Total cash, including pledged bank deposits, was $143.3 million at the end of the first quarter of 2013, up from $141.5 million as of December 31, 2012. Bank borrowings decreased from $98.6 million as of December 31, 2012 to $81.2 million as of March 31, 2013. Net cash was $62.1 million as of March 31, 2013.

During the trading days of January 1, 2013 to May 13, 2013, the Company repurchased approximately 1.6 million shares of its ordinary shares at an average price per share of approximately $2.02 and a total cost of more than $3.2 million pursuant to the current stock repurchase program. Cogo has repurchased almost 5.2 million shares since September 24, 2012 under the current repurchase program, and there are approximately 4.8 million shares left of the 10 million shares authorized for the program. Cogo continues to view share buybacks as a strategic use of cash.

“While management is pleased with the Company’s business growth and sustainable profitability, we are disappointed with the Company’s stock performance, which is currently trading at far below its net asset value. The Company’s end market is still growing but competition has intensified. Therefore, pressure on our gross margin is rising and the Company may require more working capital to sustain growth. In light of the foregoing, management has been contemplating a long-term balanced strategy. Among other initiatives, we are currently exploring new service business opportunities that would provide higher margins. It remains management’s top priority to improve shareholder value,” said Mr. Jeffrey Kang, CEO and Chairman of Cogo.

Cogo 2013 Q1 Earnings Results Conference Call

Date/ Time:

May 15, 2013 (Wednesday) @ 8:00 PM (ET)

Conference Call:

Toll-Free 1-877-941-4774

Toll/International 1-480-629-9760

Webcast/ Audio Recording:

http://public.viavid.com/index.php?id=104673

Replay (from 5/15/2013 at 11:00 pm to 5/17/2013 at 11:59 pm ET):

US/ Canada Toll-Free: 1-877-870-5176 (Passcode: 4618503)

International: +1-858-384-5517 (Passcode: 4618503)

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is the leading gateway for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Broadcom, Xilinx, Atmel and others for a customer base of over 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smartphones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television “HDTV”.

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.: +1 (646) 291 8998
Fax: +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in industrial, digital media, mobile handset and telecommunications end-markets or potential acquisitions, all of which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.